Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Adagene Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

005329 107**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS represents one and one quarter ordinary shares, par value US$0.0001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1933S101	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Panacea Venture Healthcare Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,015,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,015,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.3%
12	Type of Reporting Person PN

CUSIP No. 005329 107	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Panacea Venture Healthcare Fund II GP Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,015,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,015,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.3%
12	Type of Reporting Person CO

CUSIP No. 005329 107	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Panacea Innovation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,015,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,015,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.3%
12	Type of Reporting Person CO

CUSIP No. 005329 107	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons James Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,015,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,015,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.3%
12	Type of Reporting Person IN

CUSIP No. 005329 107	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

Adagene Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Panacea Venture Healthcare Fund II, L.P.

Panacea Venture Healthcare Fund II GP Company, Ltd.

Panacea Innovation Limited

James Huang

(b)	Address of Principal Business Office:

The business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c)	Citizenship of each Reporting Person is:

Mr. Huang is a citizen of the Republic of China. The remaining Reporting Persons are organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”)

(e)	CUSIP Number:

There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS represents one and one quarter ordinary shares, par value US$0.0001 per share.

ITEM 3.

Not applicable.

CUSIP No. 005329 107	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon 55,338,480 Ordinary Shares outstanding as of June 30, 2024, as disclosed in the Issuer’s Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 25, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Panacea Venture Healthcare Fund II, L.P.	4,015,000	7.3%	0	4,015,000	0	4,015,000
Panacea Venture Healthcare Fund II GP Company, Ltd.	4,015,000	7.3%	0	4,015,000	0	4,015,000
Panacea Innovation Limited	4,015,000	7.3%	0	4,015,000	0	4,015,000
James Huang	4,015,000	7.3%	0	4,015,000	0	4,015,000

Panacea Venture Healthcare Fund II, L.P. is the record holder of the Ordinary Shares reported herein.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares directly reported herein, but each disclaims such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 005329 107	Schedule 13G	Page 7 of 9

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 005329 107	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2024

Panacea Venture Healthcare Fund II, L.P.

By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner
By: Panacea Innovation Limited, its sole owner

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund II GP Company, Ltd.

By: Panacea Innovation Limited, its sole owner

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Innovation Limited

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

James Huang

/s/ James Huang

CUSIP No. 005329 107	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).